UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October, 2018

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: **SASOL LIMITED - DIRECTORS DEALINGS IN SECURITIES**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")-

DIRECTORS DEALINGS IN SECURITIES

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements ("Listings Requirements"), Sasol hereby announces that a director of Sasol, and directors of major subsidiaries of Sasol have, in terms of the Sasol Long-Term Incentive Plan, taken up and sold securities in terms of previously accepted grants that have vested, as set out below.

Vesting date:	21 September 2018
Class of shares:	Sasol American Depository Receipts (ADRs)
Initial issue price per right:	US$0.00
Nature of transaction:	Sale of ADRs on-market
Nature and extent of interest:	Direct beneficial
Date of sale:	27 September 2018

Surname and initials	Designation	Company	Number of ADRs	Price per ADR (US$)	Total value of the transaction (US$)
Cornell, S R	Director	Sasol Limited Sasol (USA) Corporation	9 254	38.5837	357,053.56
Stouder, E	Director	Sasol South Africa Limited	3 932	38.5837	151,711.11
Thomas, M	Director	Sasol (USA) Corporation	3 084	38.5837	118,992.13

The necessary clearance to deal has been obtained in terms of paragraph 3.66 of the Listings Requirement for all the transactions set out above.

28 September 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 October 2018

By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary